EXHIBIT 10.23

SUMMARY DESCRIPTION OF KEY TRONIC CORPORATION INCENTIVE COMPENSATION PLAN

Officers, director level managers, senior managers, managers and individual contributors of certain pay grades are eligible to participate in the Incentive Compensation Plan. Potential annual cash bonuses payable under the Plan are based on the participant’s base salary paid during the fiscal year. The range of potential bonuses as a percentage of base salary paid for the categories of Plan participants are as follows:

Category	Entry Level Achievement		Over-achievement Level
Chief Executive Officer	5.0%	to	75.0%
Executive Vice Presidents	4.0%	to	60.0%
Other Officers	3.5%	to	52.5%
Director Level Managers	3.0%	to	45.0%
Senior Managers	2.0%	to	30.0%
Managers	1.5%	to	22.5%
Individual Contributors	1.0%	to	15.0%

At the beginning of each fiscal year, the Board of Directors, upon the recommendation of the Compensation and Administration Committee of the Board of Directors, establishes company profit performance goals under the Plan for the fiscal year. Cash bonus payments under the Plan are based on three company profit performance goals: entry level achievement, expected achievement and over-achievement. The threshold achievement goal must be met for any cash bonuses to be paid under the Plan. Payment percentages are interpolated for actual profit performance levels achieved between entry level achievement and expected achievement and between expected achievement and over-achievement levels.

A participant must be an active employee of the Company at the time payments are made under the Plan in order to receive a bonus payment. Payments under the Plan are made as soon as administratively possible after the end of the fiscal year.